Exhibit 15.3

TECHNICAL REPORT
ON THE
CONSTANCIA COPPER MOLYBDENUM PORPHYRY PROPERTY

Department of Cusco
South Central Peru

Geographic Coordinates

Latitude 14° 27’ S, Longitude 71° 47’ W,
Peruvian (NTS) Map Area 29-S

November 8, 2006

Prepared for:

Norsemont Mining Inc.
Suite 507 – 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Prepared by:

James A. McCrea, P.Geo.
306 – 10743 139th Street
Surrey, BC V3T 4L8
Canada
Telephone: 604-588 0891

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Resource Tabulation	40

OTHER RELEVANT DATA AND INFORMATION	41

INTERPRETATION AND CONCLUSIONS	41

RECOMMENDATIONS	42

Budget	42

REFERENCES	43

DATE AND SIGNATURE PAGE	44

List of Tables

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List of Figures

LIST OF APPENDICES

Appendix 1:	Summary of Drill Hole Intercepts for Constancia
Appendix 2:	Concession Catastro for Constancia
Appendix 3:	Maps and Sections
Appendix 4:	Professor William Chavez Petrographic Descriptions
Appendix 5:	Constancia Drill Collar Surveys
Appendix 6:	Constancia Histograms and Probability Plots

SUMMARY

     The Constancia Project, an advanced exploration copper – molybdenum porphyry, is located in the south eastern Andes of Peru. The property is in the Department of Cuzco, province of Chumbivilcas in south eastern part of the country. Norsemont Mining Inc. (Norsemont) holds the property through its Peruvian subsidiary Norsemont Peru S.A.C with a Joint Venture Option agreement with Rio Tinto Exploration (Rio Tinto). The agreement covers a project comprising 13 concessions in good standing and duly registered with the Peruvian Ministry of Mines and Energy.

     The Constancia concessions, which total 5,146.63 hectares, are directly owned by Rio Tinto or are under option to Rio Tinto from Mitsui Mining and Smelting Company Sucursal del Peru (Mitsui) and Compañia Minera Katanga S.A., Minera Livitaca S.A. (known together as Mitsui) based on an agreement, signed in October 31, 2003. The Norsemont has signed a Letter of Intent to explore these concessions with an option to earn a joint venture position by making payments, property work commitments and issuing stock to Rio Tinto. Details of the agreement are discussed later in this document. (Lytle, 2004)

     The Constancia project is located within a belt of porphyry copper deposits of upper Eocene to lower Oligocene in age. The project area is specifically within the Yauri-Andahualas Metallogenic Belt, where other important porphyry copper and associated skarn deposits have been previously described (Figure 3). The principal porphyry-type deposits include Antapaccay (~ 420 mt @ 0.83% Cu, 0.16g/t Au), Quechua (~200+ mt @ 0.7% Cu), and Los Chancas (~200 mt @ 1% Cu, 0.08% Mo, 0.12 g/t Au). The belt is well known for copper skarn deposits such as Tintaya (130 mt @ 1.7% Cu, 0.26 g/t Au in production), Las Bambas (200+ million tonnes @1% Cu), Ccorocohuayco, Atalaya, and Katanga. (Henricksen, 2006)

     Exploration in the project area has a long history but on the property proper Mistui completed 5,430 metres of exploration drilling in the 80’s and Rio Tinto completed 24 drill holes in 2004 for 7843.9 metres of drilling. Norsemont optioned the property in early 2005 and has since mounted 2 drill campaigns. Norsemont drilled 41 drill holes in 2005 and an additional 31 holes in 2006, up to the time of this resource estimate and report, for a total of 17867.05 metes. The resource estimate is based on the Rio Tinto and Norsemont drilling. The Mitsui drill holes were not used in the resource estimate because drill hole locations could not be located and confirmed, not all drill core was assayed and assays for molybdenum and silver were not completed. Further more, the core for these holes was only partly preserved and therefore it would be impossible to bring this data up to 43-101 standards.

     The Constancia Property hosts an indicated and inferred copper-molybdenum-silver resource. The resource contains 57.7 million tonnes of indicated resources grading 0.589% copper, 0.015%

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molybdenum and 4.1 ppm silver per tonne and 103.9 million tonnes of inferred resources grading 0,537% copper, 0.015% molybdenum and 3.9 ppm silver per tonne.

     The Constancia Property is a “property of merit” and warrants further exploration based on the current resource and the extent of the zone that still remains to be drill tested. The author recommends a two-phase exploration program with two phases of drilling and an updated resource estimate for the Constancia Project. The first phase of the drill program will have a budget of US$800,000 to continue step-out drilling on the mineralized zone and to upgrade the category of resources for a future pre-feasibility study.

INTRODUCTION

     Norsemont Mining Inc. retained the author, James A. McCrea, P.Geo., in March of 2006 to complete an independent technical report, a resource estimate and to propose further exploration, if warranted for the Constancia Project. The author visited the Constancia Property and area on April 22 to April 24, 2006. The author spent a day and a half examining surface outcrops of the porphyry, checking drill sights, collecting representative samples and reviewing drill core. This report is prepared to fore fill the requirements of the TSX Venture exchange following the release of the results of the resource estimation. Norsemont may use this report for financing exploration or other regulatory requirements of Norsemont.

Sources of Information

This report is based on published and unpublished material and data submitted to the author by Norsemont. The information provided by Norsemont included files, maps and reports. This report relies, in part, on information originally compiled in a 43-101 Technical Report authored by Murray Lytle, P.Eng. in 2004. The author has used sections of this previous report as a basis for the current 43-101 and where possible has attributed this information to the precious author. The author also relies on over 16 years of field experience on porphyry copper deposits and prospects similar to that on the Constancia Property.

RELIANCE ON OTHER EXPERTS

Sections of this report were taken from an internal Norsemont document authored by Tom Henricksen, Chief Geologist for Norsemont. This document was written specifically for this 43-101 and the sections used are credited to the author. The data provided by reputable mining companies and mining professionals is considered to be of high quality.

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PROPERTY DESCRIPTION AND LOCATION

     The Constancia Property is located in the south eastern Andes of Peru, in the Chamaca and Livitaca Districts, Province of Chumbivilcas, Department of Cuzco on map sheet 29-S Livitaca (Figure 1). The property is approximately 600 kilometres southeast of Lima and altitudes between 4,000 and 4,700 metres above sea level. Road access to the property is from either Arequipa (7 hours by road) or Cuzco (6.5 hours by road). Geographic coordinates of the property are 71° 47’ West longitude and 14° 27’ South latitude. The mineralized zones on the property are shown on Figure 2 in relation to the concession boundaries

     The Constancia concessions, comprising 5,146.63 hectares, are shown on Figure 2, and a scanned copy of the cadastral rights (taken from the Public Registry in Peru) is included in Appendix 2. Table 1 below shows the names and sizes of the pertinent concessions, expiry dates and the company that holds the title.

     Table 1:             Mineral Concessions – Constancia Property

Concession Name	Map Sheet	Code	Expiry Date	Concession	Concession	Hectares
				Granted	Holder
Katanga Q	Livitaca	05005529X01	06/30/07	05/09/90	Katanga	150.01
Peta 17	Livitaca	0506198AX01	06/30/07	12/13/99	Katanga	49.05
Peta 5	Livitaca	05006089X01	06/30/07	11/28/89	Livitaca	934.52
Peta 6	Livitaca	05006090X01	06/30/07	10/29/96	Katanga	1000.00
Peta 7	Livitaca	05006198X01	06/30/07	12/13/99	Katanga	351.70
Katanga J	Livitaca	05004406X01	06/30/07	03/29/90	Mitsui	400.00
Katanga K	Livitaca	05004407X01	06/30/07	07/16/90	Mitsui	300.00
Katanga T	Livitaca	010248397	06/30/07	11/15/97	Mitsui	100.00
Katanga V	Livitaca	010248497	06/30/07	10/31/97	Mitsui	100.00
Santiago 3	Livitaca	010083695	06/30/07	03/25/97	Mitsui	700.58
Santiago 4	Livitaca	010083495	06/30/07	12/23/96	Mitsui	34.16
Santiago 5	Livitaca	010083295	06/30/07	04/30/97	Mitsui	602.12
Santiago Apostol I	Livitaca	010229294	06/30/07	03/31/98	Mitsui	424.49

     Rio Tinto has a Joint Venture (JV) Option agreement with Mitsui where Rio Tinto can earn a 70% interest in the Mineral Rights over the Constancia (Katanga) property. The JV Option agreement with Mitsui and underlying agreements with Minera Livitaca S.A. and Compana Minera Katanga S.A. commenced on October 31, 2003. The JV Option agreement includes underlying Purchase Option Agreements with Minera Livitaca S.A. and Compana Minera Katanga S.A. Rio Tinto and Mitsui can

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Figure 1            Project Location Map

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Figure 2             Concession Map

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acquire a 100% interest in the Minera Livitaca/Minera Katanga mineral rights by completing periodic escalating payments and work expenditure. After completion of the Option requirements, Minera Livitaca and Minera Katanga will be entitled to share a capped net smelter return royalty (NSR royalty) on all sales of mineral product from the Katanga Property. Rio Tinto can earn 70% participating interest in the JV with Mitsui by completing requirements of a First Option with Minera Katanga and Mineral Livitaca. The cost of the Second Option with Minera Katanga and Mineral Livitaca is to be shared pro-rata by the JV partners, Rio Tinto and Mitsui. (Carbonell et al., 2004) Norsemont has optioned the Constancia Property according to the option payment, work commitment and share Issuance schedules shown in Tables 2, 3 and 4.

      Table 2:             Option Payments

Due Date	Payment US$
Upon signature of the Letter of Intent (LOI)	10,000
45 calendar days following signature of the LOI	90,000
20 April 2005	150,000
20 October 2005	200,000
20 April 2006	250,000
20 October 2006	300,000
20 April 2007	400,000
20 October 2007	500,000
30 April 2008	500,000
31 October 2008	750,000
20 October 2009	1,850,000
TOTAL	US$5,000,000

      Table 3:             Work Commitments

Due Date	Work Expenditures US$
31 October 2005	500,000
30 April 2006	500,000
31 October 2006	500,000
31 October 2007	1,300,000
31 October 2008	1,500,000
30 April 2009	1,000,000
31 October 2009	2,500,000
TOTAL	US$7,800,000

      Norsemont is also required to issue stock to Rio Tinto according to the following schedule in Table 4 and has the right to make the payments in stock or cash at their sole discretion. If a cash payment is

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desired it will be made on the basis of the average of the 10 trading days ending 5 days prior to the date of issue.

      Table 4:             Share Issuance

Due Date	Share Issuances
30 June 2005	250,000
30 June 2006	250,000
30 June 2007	250,000
30 June 2008	250,000
31 October 2009	250,000
TOTAL	1,250,000

     These expenditures earn Norsemont a 51% working interest in the defined concessions if the option is exercised no later than February 4, 2010. If Norsemont estimates a measured resource of greater than 4 million tons of copper, Rio Tinto will have the option to claw back 17 percent of Norsemont’s working interest by making a penalty payment equal to 300 percent of the approved expenditures to the point of election.

     If Rio Tinto does not make the claw back election within 60 days of the option date, Norsemont will have an option to purchase an additional 9% working interest for the payment of US$3.75 million or an additional 19% working interest for the payment of US$8 million.

     If Norsemont has greater than 50% working interest in the concessions it will be the designated operator of a joint venture company or other corporate vehicle to be created by the working interest partners. If and when the mine is developed and brought into production, Norsemont must make a final payment of US$500,000 to Rio Tinto within 60 days of achieving commercial production if Norsemont has more than a 50% working interest and a payment of US$250,000 if Norsemont has a less than 50% working interest in the project.

     Rio Tinto maintains a right of first refusal on all dispositions of the concessions by Norsemont to any but related third parties. (Lytle, 2004) The Constancia concessions are currently in good standing and concession fees have been paid for calendar year 2006. The annual payments for concession fees, US$3.00 per hectare, are due on June 30 each year.

     Mineral rights in Peru are awarded by the national government. The current system of acquiring mineral rights is by applying for concessions at the Ministry of Mines. Concession boundaries are specified on the application by indicating the locations of the corners of the concessions. Coordinates must be specified to the nearest 1,000 metres UTM coordinate and boundaries must be orientated north-south and east-west. Concessions awarded before 1992 can have irregular coordinates. These

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concessions have specific corners that were legally surveyed in the field and must be registered at the Ministry of Mines. Four of the concessions under option at Constancia are pre-1992 and have irregular coordinates.

Royalties

     Peru established a sliding scale mining royalty in 2005. Calculation of the royalty payable is done monthly and is based on the value of the concentrate sold (or its equivalent) using international metal prices as the base for establishing the value of metal.

      The sliding scale is applied as follows:

  First range: up to US$60 million annual value; 1.0%
  Second stage: in excess of US$60 million up to US$120 million annual value; 2.0%
  Third stage: in excess of US$120 million annual value: 3.0%

     Article 4 of the regulation establishes the base for the application of the royalty in the following manner:

The gross metal value of concentrate or metal component when the products are commercialized or alternatively the gross metal value declared by the owner. In the case of integrated companies transforming their concentrate, the costs of treatment will be deducted.

     In both cases, fees, indirect taxes, insurance, transportation costs, warehousing, port fees as well as other costs for exportation and general agreements along international commerce (INCOTERM) will be deducted from the calculation of the royalty.

     The Constancia Property is not subject to any other known royalties, back-in rights, payments or other agreements and encumbrances. Neither does the property have any known environmental liabilities.

Permits

     A Class B Permit was obtained by Rio Tinto on May 10, 2004 with the Knight-Piesold of Peru contracted to do the application, as required under Perúvian law when trenching, drilling, or other major work is performed that disturbs a minimum of ten hectares on the property (Henricksen, 2006). Knight-Piesold, later conducted a Class C study and obtained a Class C Permit from the Peruvian government to conduct advanced drilling and exploration work at Constancia for Rio Tinto. Rio Tinto received the Class C Permit in January of 2005. Norsemont worked under the umbrella of the Rio Tinto Class C Permit at the start of the project in 2005. Norsemont then received their own Class C permit in May of 2006 to complete up to 144 holes and the Permit application was completed by SERMINER of Lima, Peru. (Henricksen, 2006)

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ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Accessibility

     The property is accessible from Lima by flying to either Arequipa or Cuzco and then proceeding by paved and gravel highway to the project site. The routes and approximate distances and driving times are shown on the table below. (Lytle, 2004)

      Table 5:             Travel Distances and Hours to Constancia

Leg	Distance (km)	Time (hours)
Arequipa – Canahuas	80	1.25
Canahuas – Imata	63	0.75
Imata - Yauri	103	2.50
Yauri – Uchucarcco turnoff	68	2.00
Uchucarcco – Project site	20	0.50
Total	360	7.00
Cuzco – Combapata	110	1.50
Combapata – Yanaoca	35	1.00
Yanaoca – Livitaca	60	2.50
Livitaca – Uchuccarco	37	1.00
Uchuccarco – Project site	8	0.50
Total	250	6.50

Climate

     The climate of the region is typical of the Peruvian altiplano in which the seasons are divided into wet season between October and March with slightly higher temperatures and a dry season during April to September with colder temperatures. Temperatures can dip below -10o Celsius and rise to 20o Celsius. The sun can be very strong with high ultraviolet readings being common during the mid-day period. There is a climate monitoring station installed at the project site. (Lytle, 2004)

Physiography

     Elevations on the property range from 4000 to 4700 metres above sea level with moderate relief and grass-covered altiplano terrain. Slopes are typically covered with grasses at lower elevations. At higher elevations, talus cover is common with very little vegetation. The grasslands are used as pasture for the animals of the locals and at lower elevations some very limited subsistence agriculture.

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Infrastructure and Local Resources

     Electrical power ends at Uchucarcco, 20 kilometres from the project site and the nearest community is Espinar, which is 50 kilometres from the project. Water resources are readily available from a number of year round streams near the project site.

     The nearby communities can provide unskilled labourers but access to skilled mining talent must be from outside the area. (Lytle, 2004)

Surface Rights

     The issue of land tenure is of increasing significance in Peru particularly as the national cadastral system for agricultural land ownership is not always accurate. Peruvian law does not vest surface rights with mineral rights and any proposed development requires the developer to:

a)	Purchase the surface rights or
b)	Make an appropriate agreement with the surface rights owners to have access to the property.

     Surface access rights to the concessions have been discussed with landowners but registered agreements for access beyond exploration development have not been entered into. Surface rights belong to the communities of Chilloroya and Uchucarcco as well as one tract belonging to Miriam Rozas. (Lytle, 2004)

     The surface access agreements are negotiated annually. The property has been actively explored in the past three years and a good working relationship exists with the local landowners. However, it will be very important for Norsemont to enter into purchase or lease agreements with the registered owners of the surface rights prior to commencing the pre-feasibility phase.

HISTORY

     Katanga was the main mine in the Constancia area and located approximately three kilometres northwest of Constancia and outside the current property boundary. Copper and gold were exploited at Katanga from early last century to the early 90’s. Mitsui and Minera Katanga operated the mine at different times. For approximately 5 years in the 80’s Mitsui extracted a total of approximately 350,000 open pit tons of copper oxides in skarn. The cut-off grade of this copper oxide was 3.5% copper (Atsushi Gomi, pers. comm., 2005 to Henricksen). The property was later purchased by the Ballon family in the 90’s and only operated for a short time due to low metal prices. Informal miners currently occupy the Katanga mine. The deposit at Katanga consists of narrow skarn bodies developed in the contact between marbles and Monzonite stocks with Cu, Ag and Au mineralization in hypogene sulphides.

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     The San Jose Prospect (now part of the Constancia deposits as the San Jose Zone) was explored by Mitsui during the 1980’s as Mitsui focused on locating more high-grade ore to add to the nearby Katanga mine operation. Exploration consisted of detailed mapping, soil sampling (1949 samples), rock chip sampling (1138 samples), ground magnetic and IP surveys with several drill campaigns. Drilling was mainly located in the western and southern sides of the prospect. Mitsui completed 24 drill holes (4190.5m) and Minera Katanga completed 24 shallow close-spaced drill holes at San Jose (1239.8m) . Some of the drill core has been located and is stored at the Quechua prospect south of Tintaya and Yuri. (Henricksen, 2006)

      In 1995, reconnaissance prospecting by Rio Tinto identified evidence for porphyry style mineralization exposed over an area 1.4 x 0.7 km, open in several directions, with some Cu enrichment below a wide spread leach cap developed in both porphyry and skarn. Negotiations by Rio Tinto to acquire an interest in the property through Mitsui were unsuccessful at this time.

     In May 2003, Rio Tinto revisited the area and the presence of a leached cap and the potential for a significant copper porphyry deposit were confirmed. Negotiations with Mitsui, Minera Livitaca and Minera Katanga resulted in agreements being signed on October 31, 2003 with the underlying owners. Rio Tinto renamed the prospect “Constancia” because of their persistence from 1995 to option the prospect

      The agreements include a Joint venture (JV) Option between Rio Tinto and Mitsui and Purchase Option Agreements with Minera Livitaca and Minera Katanga to acquire 100% interests in their property. Rio Tinto commenced exploration in December 2003. (Carbonell et al., 2004)

      The Rio Tinto exploration activities consisted of geological mapping, soil, and rock chip sampling, surface geophysics (magnetics and induced polarization). Rio Tinto completed 24 diamond drill holes for a total of 7843.9m. These include 210m with PQ (83.1mm diameter), 6914.45m with HQ (61.1mm diameter) and 45.1m with NQ (45.1mm) diameter. Three truck-mounted rigs were employed including a CS1000, CS3000 and Longyear 44 with all holes drilled by Geotec Peru. (Henricksen, 2006)

      Based on this drilling, Rio Tinto estimated a resource of 189 million tonnes of 0.68% copper and 200 ppm molybdenum using a 0.5% Copper cut-off. Although considered relevant, this resource can only be considered historical in nature as it does not comply with the guidelines of National Instrument 43-101 and should not be relied upon.

     The historic Rio Tinto resource used both Mitsui and Rio Tinto drill holes composited to 10 metres and included estimations for copper, silver, gold and molybdenum. Data for the Katanga drilling was not used and was also not available to the author. The author’s examination of the Mitsui drill data found that the data did not include complete analyses for elements other then copper and that some of the holes had only every other sample analyzed. Field verification of the Mitsui drill hole locations failed and only 2 possible drill sites of 24 could be located. The located drill sites were at different coordinates then

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those listed by Mitsui. The data quality of the Mitsui drill data brings into question the reliability of this historic resource. For the current resource, the author did not use the Mitsui drill data for the reasons stated above.

      Table 6:             Unclassified And Uncut Rio Tinto Historic Resource Estimate

Cut-off	Mt	Cu %	Ag g/t	Au g/t	Mo ppm	CuEQ %	Cu Mt	CuEQ Mt
0.2	1,057	0.38	2.9	0.04	127	0.50	4.0	5.3
0.3	608	0.48	3.4	0.04	146	0.62	2.9	3.7
0.4	351	0.57	3.9	0.05	169	0.73	2.0	2.6
0.5	189	0.68	4.5	0.05	209	0.88	1.3	1.7
0.6	108	0.79	5.0	0.06	221	1.00	0.9	1.1
0.7	59	0.92	5.6	0.07	151	1.08	0.5	0.6

     The source of the above classification scheme is unknown and the results are believed to be below the minimum criteria for an inferred resource as defined by 43-101.

     In late 2004, Rio Tinto sought partners for the Constancia prospect, mostly because the property was thought to be too small. The Norsemont personnel were introduced to the property through consultant geologist Rob McLeod and broker Seth Allen. Eventually, Norsemont entered into negotiations with Rio Tinto and these negotiations led to an agreement in early 2005. The first Norsemont geologists to visit the property arrived in June of 2005, near the start up date of drilling. (Henricksen, 2006)

GEOLOGICAL SETTING
(After Henricksen, 2006)
Regional Geology

     The oldest rocks in the area (Figure 3) correspond to a sequence of white, red, violet or gray medium-grained sandstones with intercalations of reddish mudstones of the Lower Cretaceous Chilloroya Formation (also referred to as the Murco Formation).

     The Arcurquina Formation discordantly overlies the Chilloroya Formation and correlates with the Upper Cretaceous Ferrobamba Formation. These rocks are exposed in a north-south elongate area, 15 kilometres long by 5 kilometres wide, comprising a sequence of limestones, calacarenites and lenses of conglomerates.

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Figure 3           Regional Geology: Simplified Geology of the Andahuaylas – Yauri Area

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     These sedimentary formations have been intruded by plutonic rocks belonging to the Andahuaylas-Yauri Batholith of Oligocene age. The batholith varies from dioritic to granodioritic composition, mostly comprising feldspars, quartz, hornblende, biotite, apatite, zircon and sphene as the main rock forming minerals. Small mantos, veins and lenses of massive magnetite skarn are common in the area and probably related to this batholith emplacement.

     Several subvolcanic monzonitic stocks, sills or laccoliths intrude and crosscut all the lithologies mentioned above. Where these rocks have intruded limestones, it is common to find small adjacent skarns, some of which contain Cu-Au-Ag mineralization such as occurs at the Katanga mine. Some of the stocks have characteristics typical of porphyry copper deposits such as at Constancia.

     The Tacaza volcanics, of Tertiary age, are mostly post-mineral and border the batholith on the east and south sides.

Property geology
(After Henricksen, 2006)

     The Constancia porphyry copper prospect is located on the eastern margin of the Andahuaylas-Yauri Batholith, approximately three kilometres southeast of the old Katanga mine. A geologic map of the district is plotted on Figures 4 and 5 and sections are plotted on Figures 6 to 10 and included in Appendix 3.

     Surface geologic mapping by Norsemont in 2005 and 2006 has been greatly aided by the new drill roads and platforms for the 90+ drill sites constructed to date. Interpretation of the results of the core drilling itself has been very useful to the surface mapping.

Stratigraphy

     The oldest stratigraphic units recognized on the prospect are massive grey limestones with minor intercalated shale, often occurring as pendants in the monzonite. These units crop out sporadically around the prospect and are locally altered to marble or pyroxene-diopside-garnet-magnetite-epidote skarn, with and without sulphides, near contacts with monzonite or in fractures within the limestone. The limestone and skarn are gently dipping south away from the principal monzonite in the south part of the Constancia zone mineralization, but more drilling will be needed to confirm this.

     Large cliffs of limestone dominate the northeast part of the map area.

     The overall thickness of the limestone/shale is variable but often exceeds 300 metres, but the base is not seen in outcrop or in the drill holes, where skarn always terminates in monzonite. Monzonite sills often intercalate with the limestone/skarn and replace the basal part of this unit.

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Figure 4           Property Geology: Geology, Alteration and Copper Mineralization

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Figure 5           Constancia Geology Map

Figure 6           Section 8399800 N

Figure 7           Section 8400300 N

Figure 8           Section 20200 E

Figure 9           Section 202100 E

Figure 10         Long Section: DH CO-05-33 to DH CO-06-64

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     The base of this limestone unit may be important to find at Constancia, as this potential contact seems to correlate with the favourable skarn horizon at the Tintaya Mine and elsewhere in the region. This contact should be found at depth south and east of the presently drilled area, if not eliminated by the monzonite.

     Stratigraphically above the limestone at Constancia is a unit of mostly sandstones and quartzite of unknown thickness. This unit hosts good primary grade at the Quechua deposit of Mitsui near Tintaya and also at the Antillas porphyry copper deposit near Antabambas, north of Constancia. Good primary grade copper in this unit has not been recognized to date at Constancia. Minor intercalations of limestone are common within this unit. These sandstones and quartzites are often iron-stained from oxidation of disseminated pyrite. The thickness of the sandstone/quartzite unit locally exceeds 200 metres, but the unit is poorly exposed at surface and has been intersected in the 2006 drilling on the southeast side of the Constancia zone of mineralization.

     Glacial moraines cover the northern and eastern margins of the Constancia prospect. The glacial moraines to the east entirely cover potentially important extensions of copper mineralization along broad east-west structural zones.

Intrusions

     Undifferentiated multiple phases of monzonite and monzonite porphyries characterize much of the surface map area of the prospect, as well as dominate the rock type observed in the majority of drilling to date.

     Monzonite and monzonite porphyry collectively are the principal host rock for the porphyry – style copper mineralization at Constancia.

     The monzonite intrusions were not subdivided in 2005. However, the evidence, based on surface work and drill core logging in 2006, collectively suggest that there are definitely several varieties of monzonite, but hydrothermal and surface alteration have made differentiating the monzonites very difficult on the surface. An unusual xenolithic monzonite (not recognizable at the surface) was recognized in drill holes 53 and 55 in 2006. This rock type, within the secondarily enriched copper zone, contains rounded and reabsorbed porphyroblasts of quartz-feldspar in a matrix of normal monzonite.

     The outcrop patterns of the monzonites suggest these intrusions are mostly flat-topped, in part sill-like, in contact with the limestone units, which often occur as pendants. This suggests that the monzonites may actually represent the border of the batholith rather than separate stocks or laccoliths. The limestone adjacent to the monzonite is often extremely deformed, suggesting pre-intrusive structural activity.

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     Late post-mineral andesite dikes cut the monzonite and are mostly north-trending. They are most commonly observed at surface within the north-south trending Constancia Fracture system. These dikes are generally fresh and as much as 5-10 metres in thickness. They typically are dark purple or grey with phenocrysts of plagioclase and hornblende. These dikes have occasionally been intersected in the 2005-6 drilling but fortunately not for any significant intercept intervals.

Structural Geology

As with most porphyry copper complexes, the structural activity at Constancia has played the most significant role in preparing and localizing the hydrothermal alteration and accompanying copper-molybdenum-silver-gold mineralization, including skarn formation.

     Major east-west fracturing and faulting, and accompanying folding in the limestone, seems to be the oldest significant structural activity at Constancia. The most obvious east-west fracture systems are the North and South Fracture systems in the Constancia Zone. A major fault (Escondida Fault) is predicted in the east-west drainage just north of the San Jose open pit. This fault is predicted from the location of limestone/skarn outcrops in the valley bottom, just north of the drainage. The location of this same limestone is at least one hundred metres higher on the south side of the drainage, suggesting that the north side of the proposed fault is down dropped.

     The east-west trending South Fracture system in the Constancia zone of the deposit is the most significantly mineralized zone discovered to date. At Constancia, this fracture zone is marked by extremely folded marbles and other sedimentary rocks, as well as strong east-west fracturing in the monzonites. This fracture system is mineralized for at least 800 metres east to west, and averages several hundred metres in width. This fracture zone has been recognized for many kilometres to the east of Constancia as offsets and deformation in the stratigraphic section. Later, approximately north-south fracturing (extensional?) is recognized within the Constancia Fracture system and also within the San Jose Fracture system and its bounding faults.

     The intersection of the north-south fracture systems with the east-west fracture systems created the loci for the copper (both hypogene and supergene) and molybdenum mineralization in the Constancia zone. This intersection of structures is marked by an intense stockwork of quartz-sericite-sulphide veinlets (limonite casts at surface). There has not been enough work or drilling at the San Jose zone to know if there is a similar relationship in that area.

     The Barite Fault is a late bending east-west trending fracture; first recognized immediately north of the Constancia zone. Going west from this area, the fault seems to bend to the southwest, between the Constancia and San Jose zones; is offset to the north toward the San Jose pit, and continues south westerly for at least several kilometres, before leaving the mapped area. The fault zone is generally 5-10

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metres in width, characterized by broken and brecciated monzonite-barite-quartz-copper oxides and galena.

     Numerous exploration pits and tunnels are located along this structure for more than three kilometres. East of the Constancia zone, the fault disappears under glacial moraine, but the fault appears to cut-off massive limestone outcrops more than one kilometre to the east.

The Barite Fault definitely has late, post-hypogene copper, movement that post-dates and cuts off the Constancia zone on its north side. The fault may also cut off the San Jose zone on its south side. The suggestion here is that the San Jose and Constancia zones may be offset equivalents along a left lateral Barite Fault. Thus, the relatively north trending San Jose Fracture system and the north-trending Constancia Fracture system could be one in the same. The slight west rotation to the San Jose Fracture system could be evidence for approximately one kilometre of left lateral movement along a bending fault.

DEPOSIT TYPES
(After Henricksen, 2006)

     The Constancia porphyry copper-molybdenum system, including skarn, exhibits five distinct deposit types of mineralization:

1)	hypogene fracture-controlled and disseminated chalcopyrite mineralization in the monzonite (volumetrically small)
2)	hypogene chalcopyrite (rare bornite) mineralization in the skarns (significant)
3)	supergene digenite-covellite-chalcocite (rare native copper) in the monzonite (significant)
4)	mixed secondary sulphides/chalcopyrite in the monzonite (significant) and
5)	oxide copper mineralization (volumetrically small)

     Molybdenite, plus gold and silver, occur within all the above deposit types.

     According to Titley and Beane (1981), there are 141 porphyry copper deposits on the Pacific Rim with an average grade of 0.64% Cu. Of the 141 deposits, 51 contain significant molybdenum resources with an average content of 0.029% Mo.

     The Constancia deposit, one of the newer porphyry copper deposits recognized on the Pacific Rim, is located near the northern end of the belt of porphyry copper deposits, with and without skarn mineralization, of upper Eocene to lower Oligocene (30 – 45 Ma.) age in the Central Andes of South America (Figures 11 and 12). The most famous of the deposits in this belt would be the giant deposits at Chuquicamata and El Salvador in northern Chile.

     Other relatively new discoveries in this belt include the Morro deposit in northern Chile, currently being drilled by a venture between Falconbridge and Metallica Resources. The 43-101 compliant indicated resource released in 2005 at Morro is 203 million tonnes of 0.69% Cu and 0.59 g/t Au and an

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Figure 11         Belt of Porphyry Copper Deposits of Upper Eocene To Lower Oligocene in The Central Andes of South America

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Figure 12         Belt of Porphyry Prospects and Mines of Upper Eocene to Lower Oligocene Age in Southern Peru

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additional inferred resource of 450 million tonnes of 0.5% Cu and 0.39 g/t Au. Within this resource is a supergene copper blanket containing 116 million tonnes of 0.81% Cu (Metallica News Release – Sept. 22, 2005).

     Other new large discoveries in the Yauri-Andahuaylas copper belt include the Las Bambas skarn deposits to the north of Constancia and the Antapaccay deposit south of Constancia near Yauri (Figure 12). Both of these properties are now owned by XStrata, at Las Bambas, XStrata has reported the results of their 2005 drilling and they have and indicated resource of approximately 200 million tonnes of 1.1%Cu and other inferred resources of 100 million tonnes of similar grade. At Antapaccay, principally drilled out by BHP, prior to the sale of the Tintaya operations to XStrata, a global resource of 420 million tonnes of 0.83% Cu and 0.16 g/t gold has been historically reported. The Antapaccay prospect is all primary sulphides in both monzonite and skarn.

     With respect to porphyry copper deposits, including primary and secondary mineralization, plus associated skarn copper mineralization, Constancia has more direct geologic comparisons to similar deposits in Arizona in the south-western United States. For example Constancia is geologically very similar to the Silver Bell Mine of ASARCO near Tucson, where originally the deposit had approximately 230 million tons of 0.62% Cu in a mix of oxide copper, secondary sulphides, primary sulphides in quartz monzonite, and primary sulphides in skarn. The nearby Mission deposit, also owned by ASARCO, displays a similar mix of ore types.

MINERALIZATION
(After Henricksen, 2006)
Hydrothermal Alteration/Mineralization – General Features

     The general location of the principal hydrothermal alteration types, as noted at surface, is shown on Figure 4. The alteration types are superimposed on Figure 4 with the location of the near-surface 0.2+% copper as predicted from geologic studies, rock sampling, and drilling.

     The Constancia copper-molybdenum-silver deposit can be divided into two distinct mineralized zones – the Constancia zone and the San Jose zone to the west (Figure 13).

     In the Constancia zone, the outcrop pattern of the phyllic alteration (intense pervasive quartz-sericite accompanied at surface by disseminated and stockwork limonite) tends to be strongly influenced by the intersection of the east-west fracture systems with the north-south Constancia Fracture system. Sulphides are essentially absent at surface. The mineralized Constancia Fracture system is more than one kilometre in length north-south and is widest where it intersects the east-west North and South Fracture systems, themselves 600 and 880+ metres in length, respectively, and as much as several hundred metres in width. The South Fracture system in the Constancia zone is a major mineralized

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east-west fracture zone that is recognized at surface and in drilling. The South Fracture zone is recognized near the surface contact between intensely mineralized monzonite to the north with locally well-mineralized skarn to the south. This east-west mineralized fracture zone, possibly several hundred metres in width is comparable to one of the principal structural controls at Tintaya, where the copper is exclusively in the skarn. The possible east and west extensions of this well mineralized fracture system at Constancia are mostly beneath glacial cover.

     The overall shape at surface of the Constancia mineralized zone is roughly circular, but the outer boundary has not been delimited at this time (October, 2006). The intense phyllic alteration, silicification, and accompanying mineralization in monzonite seems to be interfingering with relatively fresh rock on the east and west sides, but the zone is completely open at depth beneath skarn, dipping to the south on the south and southeast sides of the Constancia zone. Fresh monzonite sills are often located within the skarns, but above the secondary and mixed primary sulphides recognized at depth below the skarn in the mineralized monzonites of this area. As noted on the sections, the overall shape (surface and 3 dimensional) of all the alteration types and accompanying copper mineralization are affected dramatically by the distribution of the limestone/skarn. This observation is not only made in the South Fracture system in the Constancia zone, but also beneath skarn pendants in the San Jose Fracture system. Thus, the overall horizontal dimensions of the phyllic alteration (under skarn) and accompanying primary/secondary sulphides are probably more extensive than the surface expression would suggest.

     The hypogene mineralization seems to be cut-off on the north side at the late Barite Fault; however, some secondary copper mineralization is noted north of this structural zone.

     In the less studied San Jose zone, phyllic alteration and coincidental copper mineralization (hypogene and supergene) trend approximately 340 degrees sympathetic with the San Jose Fracture system and its bounding faults. This strongly brecciated and physically altered zone, containing blocks and slivers of skarn, is as much as one kilometre in length and as much as 300 metres in width and needs drill testing.

     Patches of argillic alteration surround the phyllic alteration and may be at least in part due to surficial weathering of pyrite rather than hydrothermal alteration.

     Potassic alteration is noted only at depth, often more than 200 metres (Figures 6 to 10). The potassic alteration is not often recognized alone at the surface or in drill holes. The phyllic alteration is later and has “collapsed” on the earlier potassic alteration, which may originally have had a larger surface area than the presently recognized phyllic zone. Late quartz-sericite-sulphide veinlets are commonly viewed cross-cutting the earlier potassic alteration. Potassic alteration at Constancia is generally characterized by pink potassium feldspar veinlets and “flooding” of potassium feldspar in the

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Figure 13         Constancia Drill Hole Location Map With 0.2% Copper Mineralization Outline

Figure 14         Rock Geochemical Sample Map – Copper PPM

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     groundmass. “Felty” hydrothermal biotite is rare. Hydrothermal anhydrite veinlets are also rare, but observed, within the potassic zone.

     Occasional bright blue dumortierite has been viewed in the deposit at depth, but it is not clear which zone this particular mineral fits into.

     Through Norsemont drill hole 72, plus 12 drill holes of Rio Tinto, collectively the holes used in the resource estimation, drilling to date has not defined the outer 0.2% + Cu boundaries of either the Constancia or San Jose mineralized zones – the deposits are open.

Leached Capping

     Within the boundaries of the projected 0.2% copper exhibited on Figures. 4, 13, and 15, oxidation and leaching are so intense within the monzonites that very few hypogene sulphides are recognized. Likewise, the skarns are intensely oxidized, but more copper oxides and occasional chalcopyrite are observed in the skarn outcrops. The depth of oxidation is variable in the Constancia zone – 30 metres to locally more than 150 metres within the monzonite. The depth of oxidation is in part controlled by the amount of stockwork quartz-sericite-sulphide filled fractures as well as the original concentrations of disseminated sulphides, but the amount of oxidation is also controlled by the amount of faulted and broken rock.

     In the San Jose zone, our drilling suggests much less surface oxidation – as little as 15 metres above excellent secondary copper sulphides mixed with chalcopyrite.

     The mineralogy of the leached capping is a little unusual for the top of a significant supergene copper deposit. The main iron oxide minerals are goethite, jarosite, and red hematite. The bright red hematite may be in part after secondary copper sulphides, but it appears to be also replacing goethite and jarosite. The near absence of “deep red” “live” limonite after secondary copper sulphides has at least several explanations. Two of the possibilities are:

1)	The supergene copper blanket is mainly forming today (first stage) and is not being significantly oxidized and removed or re-deposited and/or
2)

The remaining pyrite content in the supergene blanket is so elevated (at times still above 10% with the supergene copper sulphides) that the mineral products of pyrite leaching overwhelm the oxidation products of secondary copper sulphides.

     The copper content in the leached capping above the secondary copper blanket is quite variable, although the average values are about 300-400 ppm copper, but commonly is in the 100 ppm range (Figure 14). Surface molybdenum and gold values are similar to the proto-ore values, but silver is almost completely leached.

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Supergene Copper Sulphides

     The secondary copper sulphides, including total secondary copper sulphide replacement of chalcopyrite and mixed secondary copper/primary chalcopyrite mineralization, occurs in four settings:

1)	remnants within the leached capping in monzonite,
2)	directly beneath the leached capping in monzonite (very high grades),
3)	directly beneath skarn mineralization along the south side of the South Fracture system in the Constancia zone, and
4)	within and beneath brecciated skarn/monzonite in the San Jose zone.

     The secondary copper sulphides at Constancia have been identified as digenite/covellite as defined in preliminary studies by Rio Tinto, but more study is needed.

     The highest copper grades encountered in the 2005-2006 Constancia drilling program are in the supergene blanket, including some of the mixed secondary copper/chalcopyrite mineralization, with more than 4-5 % copper recorded in some intervals. Because of extreme variations in thickness, a true weighted average thickness of the supergene copper zone, including the mixed secondary copper/chalcopyrite mineralization, has not been calculated for all holes drilled to date. However, the true thickness of the blanket often exceeds 100 metres in the central part of the Constancia zone and exceeds 50 metres in the central part of the San Jose zone. From the 2005 and 2006 drilling, supergene copper has been noted locally to depths of more than 350 metres.

     The overall thickness of the secondary sulphides, and mixed secondary/primary sulphide blanket, increases to the south under the limestone/skarn cap in the Constancia zone.

     As noted on the sections (Figures. 6-10), there is an unusual amount of supergene copper developed directly beneath primary skarn mineralization, hundreds of metres to the south of known leached outcrops of monzonite. This supergene copper is probably the result of current high water flow along the south dipping contacts (faulted?) between the skarn and monzonite, particularly on the southeast contact of the Constancia zone.

     The secondary copper sulphides occur principally as fine-grained dusty crystals in fractures and disseminations, often giving the appearance of a case of black “measles”. The secondary copper generally is partially to completely replacing chalcopyrite and to a lesser extent pyrite. Native copper is noted locally in the supergene blanket (drill holes CO-05-16, 32), as is cuprite, but both are rare.

     The supergene blanket is best developed within intense phyllic alteration exhibiting stockwork and disseminated secondary copper sulphides. Occasionally, supergene copper is well developed in potassic alteration, but only in those potassically-altered areas partially overprinted by phyllic alteration. Some of the highest grades (3-4% copper) in the supergene blanket are located directly below overlying skarn mineralization. This is observed in drill holes CO-05-5, 6, 10, 12, 14, 18, and 32 along the

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southern margin (faulted?) of the Constancia zone. Probably, these supergene copper sulphides represent several hundred metres of lateral and down slope movement and re-deposition of copper-bearing surface waters.

Hypogene Sulphides - Monzonite

     Although much of the hypogene chalcopyrite in the phyllic zone within the monzonite has been destroyed near surface and/or totally/partially replaced by secondary copper sulphides, an estimate of pyrite - chalcopyrite ratios can be predicted from the shapes of disseminated limonite casts and limonite types on fractures as well as from the core. The estimate of the original pyrite - chalcopyrite ratio in the “heart” of the intense phyllic alteration (and secondary copper sulphides) of the Constancia zone would be 7-12:1 for pyrite - chalcopyrite ratio, with the average overall sulphide content ranging from 5 – 12%. This is a relatively high content of sulphides in the phyllic zone as well as a high pyrite - chalcopyrite ratio with respect to other porphyry copper systems. No estimate of this pyrite - chalcopyrite ratio has been made from the drill core in the phyllic rocks of the San Jose zone.

     The sulphides within the limited potassic zone have not been well studied at this point. The remnant early potassic zone has been observed at depths ranging from less than 100 metres to more than 200 metres or more and only when accompanied by later phyllic veinlets or a stockwork of phyllic veinlets, also containing sulphides. Generally, the pyrite - chalcopyrite ratio seems to be in the 1:1 range, with chalcopyrite partly replaced by secondary copper sulphides. I would expect the better primary sulphide copper values to be associated with the broad contact zone between the earlier potassic alteration and the “collapsed” inner phyllic zone as is observed in many porphyry copper systems of the world. Further study and drilling will be needed to confirm or deny this possibility at Constancia.

     Likewise, the distribution of molybdenum, gold, and silver have not been well-defined at this point. In general it seems that most of the better copper zones also exhibit elevated molybdenum, but this is not always the case.

Hypogene Sulphides - Skarn

     Skarn copper mineralization is well developed on the south end of the Constancia zone as well as in blocks and slivers in the San Jose zone. Magnetite-garnet-diopside skarns are well developed along the east-west contact(s) between the limestone/skarn and monzonite in the South Fracture system. Drill holes CO-05-5, 6, 10, 12, 14, 16, 18, and 32 all contain significant skarn copper mineralization. For example, CO-05-18 contains nearly 80 metres of approximately 0.8% Cu as chalcopyrite in skarn immediately above similar copper grades of supergene-enriched copper in the physically altered monzonite. The chalcopyrite in the skarns occurs as disseminations, blebs, and fracture coatings.

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Although a quantitative study of the mineralogy in the skarns has not been undertaken, more chalcopyrite seems to be associated with the green hydrous skarn minerals such as diopside, rather than garnet or magnetite.

     The skarn copper mineralization within the San Jose Fracture system has not been studied. The early drill holes, CO-05-30, 31, 33, and 34 all exhibit skarn chalcopyrite alternating with monzonite-hosted supergene and hypogene copper mineralization in a broad (100+ metres in width) fracture system.

     Sphalerite and galena occur in academic amounts in the skarns, particularly peripheral to the high-grade copper zones, as is the case in CO-05-32 near the south end of the known mineralization on the Constancia zone.

EXPLORATION
Mitsui Exploration

     Limited information on the exploration programs preformed by Mitsui was available to the author other then what was included in the Rio Tinto exploration report.

Rio Tinto Exploration
(After Carbonell et al., 2004)

          Exploration by Rio Tinto included:

  Geological Mapping
  Rock Sampling
  Ground Magnetics
  Induced Polarization Geophysics
  Drilling

     Geological mapping was completed at a 1:5.000 scale including lithology, alteration, mineralization and structure. Due to soil cover or alluvial-glacial deposits, many lithological and alteration boundaries are inferred. Descriptions of the rock types and stratigraphy are provided previously in the section on Geological Setting. A select set of drill core samples was sent to Professor William Chavez (New Mexico Tech-USA) for petrographic descriptions with results included in Appendix 4.

     A sample of fresh diorite from the batholith and a late andesite dyke, were dated using K-Ar at SERNAGEOMIN in Chile. Age dates returned 32.4 +/-3.2 and 29.1 +/- 0.7 Ma respectively and are assumed to bracket the age of the monzonitic porphyry intrusions and hypogene copper mineralization.

     Rock chip sampling was limited and performed at early stages on the prospect, mainly to check more extensive sampling done by Mitsui (Figure 14, Appendix 3).

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Figure 15         Ground Magnetics Image Map

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     A ground magnetic survey (20.3 line-km) was completed covering the same area as a previous survey by Mitsui and extending further south, east and west (Figure

      15). The survey was carried out with Rio Tinto personnel and equipment. The survey maps very accurately the magnetite-pyroxene skarns in the San Jose pit, skarn previously drilled by Mitsui in the south of the prospect and extensions of the cut by Rio Tinto drill holes KA005 and KA008. The magnetic anomaly is open to the east below recent moraines suggesting potential for the skarn to extend further east.

     A total of 12 line-km of Dipole-Dipole I.P. were surveyed after completion of the first 8 Rio Tinto drill holes by José Arce Geofísicos S.R.L. and Zonge Ingenieria y Geofisica (Chile) S.A. The survey included two north-south and three east-west lines at Constancia. Two strong chargeability anomalies are located in the centre of the Constancia porphyry with a diameter of approximately 1.5km. Drilling shows the chargeability anomalies are related to the chalcocite enrichment and disseminated pyrite with subordinate chalcopyrite in phyllic or propylitic alteration within the porphyry.

     Aerial photography was also acquired through Eagle Mapping Peru and used to prepare a 1:5.000 scale topographic map with 5-metre contours. The photos were 1:44.000 scale aerial photographs from the early 1960’s. A DTM model was generated for the Rio Tinto resource estimation using the topographic contours obtained from this survey. All the coordinates are in UTM and using the PSAD56 datum.

Norsemont Exploration
(After Henricksen, 2006)

     Exploration by Norsemont Mining Inc, through its Peruvian subsidiary Norsemont Peru SAC, in 2005 and 2006 is currently in progress and has included:

  Geologic Mapping
  Rock Sampling
  Drilling
  Surveying
  Camp Construction

     Norsemont continued geological mapping at a 1:5.000 scale. The mapping included lithology, alteration, mineralization and structure. As with the previous mapping by Rio Tinto, due to soil cover or alluvial-glacial deposits, many lithological and alteration boundaries remain inferred. Descriptions of the rock types and stratigraphy are included in the section on Geological Setting. More than 600 rock samples have been collected and assayed to date in 2005 and 2006 by Norsemont.

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     Norsemont exploration activities have focused on delineating the known Constancia and San Jose zones, with particular emphasis on delineating a resource of secondary sulphide mineralization initially amenable to SX/EW exploitation possibly transferring to a milling operation later in the mine life.

     At the Constancia zone, a combination of secondary copper mineralization and skarn mineralization has now been delineated in outcrops and drilling over a minimum extent of approximately 1.1 kilometres north-south and 900 metres east-west. At the San Jose, similar mineralization has been delineated over an approximate extent of 300 metres north south and east west.

DRILLING
Mitsui - Katanga

     Drilling by Mitsui in the late 70’s and 80’s was mainly located on the western and southern sides of the prospect. Mitsui (only at Constancia) completed 24 core drill holes (4190.5m) and Minera Katanga (both Katanga and Constancia) completed 24 shallow close-spaced drill holes at San Jose (1239.8m) . (Henricksen, 2006) The Katanga data was not available to the author. The author’s examination of the Mitsui drill data found that the data did not include complete analyses for elements other then copper and that some of the holes had only every other sample analyzed. Field verification of the Mitsui drill hole locations failed and only 2 possible drill sites of 24 could be located. The located drill sites were at different coordinates then those listed by Mitsui. The data quality of the Mitsui drill data and that the data was not supported by a QA/QC program caused the author to exclude this data from the current resource estimate.

Rio Tinto

     The locations of the drilling by Rio Tinto used in the resource estimate are shown on Figure 12 and the location data is in Appendix 5. All Rio Tinto drill holes used in the resource estimation were surveyed in 2006 by Trekk Explorers. (Henricksen, 2006)

     Rio Tinto completed 24 diamond drill holes for a total of 7843.9 metres. These include 210 metres with PQ diameter (83.1mm), 6914.45 metres with HQ diameter (61.1mm) and 45.1 metres with NQ diameter (45.1mm) . Three truck-mounted rigs were employed including a CS1000, CS3000 and a Longyear 44 with all holes drilled by Geotec Peru. (Carbonell et al., 2004)

     The best copper intervals from the Rio Tinto drilling (using a 0.4% Cu cut-off) are listed in Appendix 1. (Carbonell et al., 2004)

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Norsemont

     Drill hole locations for the Norsemont drill holes completed in 2005 and up to hole 72 completed in 2006 are plotted on Figure 13. All the Norsemont drill holes used in the resource estimate were surveyed in 2006 by Trekk Explorers (in Appendix 5)

     Norsemont completed 9790.3 meters of HQ drilling in 41 holes in 2005 and they have completed more than 13000 meters through hole 93 in 2006. Three truck-mounted Longyear 44’s have been utilized and currently four machines, including a UDR 650, are on site. The contractor is Geotec of Peru. A total of 8061.60 meters of HQ core drilling through hole 72 was used in the resource estimate, which is the subject of this document.

     Appendix 1 lists the best drill hole intercepts for the Norsemont drilling (0.2% Cu cut-off) through hole 72. (Henricksen, 2006)

     The relationship between the drilling and true thickness has not been determined. The Constancia deposit is a copper molybdenum porphyry with a secondary near surface enrichment zone of variable thickness. The weighted average thickness of the enrichment zone is yet to be determined. (Henricksen, 2006)

SAMPLING METHOD AND APPROACH

     To date, there has been a semi-systematic sampling approach by both Rio Tinto and Norsemont of outcrops at Constancia, including road cuts prepared for the drilling activities (Figure 13). Norsemont has to date collected and assayed more than 600 rock samples. The number of surface samples collected and assayed by Rio Tinto is unknown. Information obtained from the surface sampling of Norsemont has been of limited use in grade determination due to the extensive surface leaching. However, the sampling of outcrops and road cuts has added to the understanding of the secondary enrichment zone as well as the location of skarn copper sulphides. (Henricksen, 2006)

Rio Tinto – Drill Core Sampling
(After Carbonell et al., 2004)

     Drill core was sampled on 2 metre intervals after logging. Rio Tinto collected a total of 3413 drill core samples from the 24 holes drilled. Some sample length changes were made when lithological or mineralogical boundaries where important and sample lengths met those boundaries. In general, contacts between high grade and low-grade samples (visually estimated) correspond with the sample boundaries. In some visually determined low copper grade intervals, sample length was increased to 3-metres. Half core was sampled after it was symmetrically cut with a core saw. At the early stages in the project some secondary sulphides, mainly distributed in fractures, were washed and left in the core

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boxes as fine particles. Sampling of the sludge in the core saw and of the fine residuum in the base of the core boxes returned higher values than the corresponding samples demonstrating potential for significant under-reporting of copper due to poor sampling.

     One twin hole (CO008) was drilled at the same location as hole KA005 using PQ diameter core and entire core (small pieces retained for reference only). The results for the twin hole returned copper values 12% higher copper on average compared to the results in the earlier drill hole (hole KA005). This difference was more evident in the supergene chalcocite mineralization and/or strong fracturing, and provides further evidence copper grades are under-reported. It is suspected that a similar problem occurred with the earlier drilling by Mitsui and Minera Katanga. There is presently no quantifiable information on copper loss down-hole or at the drill face.

     After drill hole CO008, sampling procedures were modified to reduce copper loss during core handling, including using a plastic lining on the core box and taking extra care during cutting and sampling.

     Improved measurement of drill core recovery commenced after drill hole KA008. Drill holes subsequent to hole KA008 were drilled using a triple-tube and show average recoveries of 97%.

Norsemont – Drill Core Sampling
(After Henricksen, 2006)

     This ongoing activity specifically this involves splitting the core and sending one half to the laboratory for preparation prior to assaying. During the geological core logging process, the sample intervals down the hole are marked on both the core and the box. A cutting/splitting line is marked with a grease pen by the geologist to ensure that the core cutter/splitter does not introduce a bias during the splitting process. Individual samples respect geological/mineralogical/structural boundaries and are generally collected at two meter intervals, consistent with sampling porphyry copper systems.

     The project geologists ensure that the core is properly split in half by a trained technician using a diamond saw, when necessary. One half of the core is returned to the core box, in the same orientation, while the other half is placed in the pre-numbered (both sides of the bag) and tagged sample bag.

     Disaggregated material is handled carefully to avoid or minimize sampling bias.

     Once the sample is completed, the bag is immediately sealed. The corresponding sample tag is included in the bag with the sample. The individual sample tags that are kept by Norsemont always reserve pre-assigned sample numbers to account for the insertion of blanks, duplicates and standards that will be submitted along with each sample shipment.

     All samples are then entered in a database. Norsemont to date has collected 8866 core samples from drilling in 72 drill holes.

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SAMPLE PREPARATION, ANALYSES AND SECURITY
Rio Tinto
(After Carbonell et al., 2004)

     All drill core samples were weighed on site and dispatched to ALS Chemex facilities in Arequipa and then sent to ALS Chemex Lima. In house standards and blanks were inserted in the field with approximately one standard per 20 samples and one blank per 30 samples. Samples were dried at 110Cº, then crushed to 90% -2mm and rifle split to obtain approximately 2.5kg of material that was completely pulverized using a LM5 to obtain 85% -75um. A sample bag with 250-300g was extracted for geochemical analysis. No field or preparation duplicates were inserted.

     Samples were analyzed for Au (FAS, solvent extraction and AAS on 30g: Au-AA22 ALS code), 47 elements (multi-acid digestion and ICPMS-ICPAES determination: ME-MS61 ALS code). All the samples were also analyzed with multi-acid digestion and AAS (AA62, ALS code) for Cu. The same method was also applied to some samples for Mo, Ag and a few for Zn, when they reached the upper detection limit. Limited Cu soluble analysis (CN leach: AA17 ALS code) were performed over selected intervals when chalcocite or other secondary sulphides were described as the main Cu bearing minerals.

     Results were downloaded from the ALS web page. A PDF format report was received with the final results.

Norsemont
(After Henricksen, 2006)

     In 2005 Norsemont did not have a comprehensive QA/QC program in place for part of the drilling season, which was completed at hole 41. Chain-of-custody and sample preparation protocols were part of Norsemont’s 2005 program, but much more rigid standards were imposed in 2006.

     In both 2005 and 2006, the core samples, after photographing, logging, and splitting, were being shipped on a regular basis to ALS Chemex shipping point in Arequipa where they are transferred to an ALS Chemex truck for shipment to the lab in Lima. The unshipped samples are kept in a secure location at the Uchucarrco camp, with 24 hour armed guards present.

     The individual sample bags are placed in strong shipping sacks and the contents of each shipping sack are recorded. The Chain of Custody documents accompany the samples all the time. Signatures of delivering and receiving persons appear on the Chain of Custody forms.

     The primary laboratory, ALS Chemex, is advised by e-mail about the pending shipments. The laboratory is never informed about the identity of the control samples.

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     In Lima the samples were logged into the ALS Chemex tracking system, weighed, dried and finely crushed to better than 70% passing a 2mm (Tyler 10 mesh) screen. A split of up to 250 g is taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen. This method is appropriate for rock chip or drill core samples.

     The geochemical procedure ME ICP-61 (Inductively Coupled Plasma) was used to report 27 elements. Copper above 1% Cu was fused and analyzed by atomic absorption and a sequential leach procedure was used to report the acid soluble copper, cyanide soluble copper and residual sulphide copper.

DATA VERIFICATION
Rio Tinto
(After Carbonell et al., 2004)

Quality control samples were introduced in the database and plotted in sequential graphs. All the samples fall inside the accepted limits for the specified standards determined during the certification procedure. No obvious contaminated blanks were observed during the drilling survey. A decay patter in time with Mo in ICP analysis was observed at the beginning of the project and reported to the laboratory. As a consequence, AAS was selected as the best method for Mo analyses. No matrix match standards were used and no inter-laboratory checks have been completed.

Norsemont

     In the 2005 drilling program through hole 41, blanks, duplicates, and standards were inserted at regular intervals (approximately 1 per 20 samples) for much of the year, additional check assaying was carried out on the 2005 pulps early in 2006.

     Beginning in June 2006, a comprehensive QA/QC program, along with RQD measurements, was launched at Constancia. This involved the insertion of blanks, standards, and duplicate assays, inserted an average of every 20 samples, originally, and now inserted every 30 samples. Logging and sampling of diamond drill core was completed at Norsemont’s secure new camp facilities at Uchucarrco. Improved sampling protocols continue to be implemented on site. Core twins (taken in camp), coarse duplicates, coarse blanks (inserted in camp) are all inserted in the sample stream. Additionally, pulp duplicates, pulp blanks, and standards have been inserted and check sampling has been carried out. The standards (or certified reference materials, CRM) are samples with very well established grades, prepared by SGS Laboratories in Lima. The check sampling has been carried out by ACT Labs of Lima. (Henricksen, 2006)

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Author’s Verification

The site visit by the author included the examination of surface outcrops in the San Jose pit area, examination of drill sites and drill core. The author collected a select grab sample of skarn mineralization from the San Jose pit. The sample returned values of 10.8% copper, 29.6 ppm silver and 11.45% zinc. The author took 3 samples of drill core from holes 34, 35 and 40. The results are summarized in Table 7.

     Table 7:           Author’s Verification Samples

Sample Location	Depth	Cu (%)	Mo (%)	Ag (ppm)
San Jose Pit	Surface	10.8	-	29.6
CO-05-34	84-86 metres	0.03	-	0.6
CO-05-35	110-112 metres	0.49	0.012	2.8
CO-05-40	158-160 metres	0.44	0.007	2.3

     The drill core samples show good correlation with the original results with the exception of hole 34. The surface grab sample and the drill core results confirm the presence of a mineralized system at Constancia of the approximate tenor reported in the resource estimate

     During the author’s site visit, drill sites for the early drilling by Mitsui could not be located and verified. Norsemont field personnel could not locate these drill collars as well and as a result of this the data was excluded from the resource estimate.

     The author has not verified the results of the QA/QC program but a review of the data early in 2006 showed that the standards used in the drill program were inadequate. This problem was corrected in June 2006 with the implementation of a more rigorous QA/QC program. The results of the Rio Tinto QA/QC program have only been made available to the author in summary format included in an exploration report. The formal reporting of the QA/QC program results should be completed before the next resource estimate.

ADJACENT PROPERTIES

No data from adjacent properties was used in this report.

MINERAL PROCESSING AND METALLURGICAL TESTING

     Preliminary metallurgical tests were performed using drill core rejects by Iditec-Chile. The work consisted of Bottle Leach Tests using two composite samples of supergene copper enrichment

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mineralization from holes KA001 and KA006 and a Rough Flotation Test using two samples from drill holes KA006 and CO008.

     Recovery after 24 hours of leaching in the bottle test was 18.8% with 2.5 kg H2SO4/kg Cu and 2.46 kg H2SO4/ t of ore for hole KA001; and 43.8%, with 1.77 kg H2SO4/kg Cu and 4.93 kg H2SO4/ t of ore for hole KA006.

     Recoveries in the Flotation Test were 80.44% Cu, 74% Au, 37% Mo and 67% Ag for a single sample from drill hole KA006 and 89.6% Cu, 83% Au, 71% Mo and 63% Ag for a single sample from drill hole CO008. (Carbonell et al., 2004)

     The results summarized above indicate that leachable copper is not available in sufficient quantities in the samples tested to make leaching a viable copper recovery option. However, only two samples in the orebody were tested for leach recovery and more work needs to be done prior to deciding on the viability of leaching some portions of the mineralization for mineral recovery. The results with standard, non-optimized flotation technology suggest that, for the samples chosen, flotation recovery of valuable minerals is a technically viable option. (Lytle, 2004)

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
Summary and Introduction

The resource model for Constancia included drilling completed during 2004 by Rio Tinto and 2005 and 2006 by Norsemont Peru. Drill holes completed by Mitsui were not used in the resource estimate. The drilling consists of 96 core holes and the size of the core holes is discussed in the drilling section. The 2004 drilling was distributed randomly to test various targets and not completed on a grid. Most of the 2005/2006 drilling was completed on 100 x 100 metre spacing with some infill drill holes. All of the valid drill holes were used in defining the constraints for the resource but the final resource area did not include all of the drill holes. The data was loaded into a Gemcom database and the existing 2 metre assays were used as composites.

     Statistical and variogram analyses were completed on the data. The statistical analysis produced reasonable results and these search ellipsoids were used for grade interpolation. The model was interpolated in two passes using an inverse distance squared method.

     The block model was created using 10x10x5 blocks to cover the area of 100 x 100 grid drilling. Grade shells were created from sectional data and used in preliminary analyses of the data but the final constraints were based on the grade shell, search ellipsoid and a maximum distance to a composite of 70 metres. Grade models were created for copper, molybdenum and silver. Gold values are available for the drill holes but a gold model was not interpolated at this time because of the low values (~50 ppb). The resource was tabulated and the results are listed in Table 8.

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Database

     The Gemcom database was created to contain all the drilling on the property for a total of 96 diamond drill holes. The author was provided the data in Excel format. The Excel spreadsheets were imported into Gemcom. The drilling was completed using core drilling equipment and sampled on two metre intervals. The entire hole was sampled in two metre intervals from top to bottom. Areas with not reported sampling or areas not sampled were assigned a grade of zero for resource modelling.

     The database contains 12,279 samples assayed for copper, molybdenum, silver and gold. 88 percent of the samples had a length of 2 metres. The remaining 12 percent were less than 2 metres or greater than 2 metres in length. The samples less then 2 metres were from the all the drill holes where the samples were terminated against contacts and the samples greater then 2 metres were mainly odd lengths from the ends of the drill holes.

     Specific gravity samples were collected from drill core and sent to ALS Chemex for determination. The specific gravities used in the resource estimation are based on 50 specific gravity determinations completed by ALS Chemex.

     Tables in Gemcom were created for assays, composites and lithology. These tables were used for sectional interpretations during resource modeling.

Compositing

The existing 2 metre assay samples were used as composites and the old drill holes were composited to two metres, for those areas with other assay lengths. The composites were coded within the grade shell and the compositing produced 6456 composites used for the interpolation of grade.

Domaining

The model was domained using a 0.2% copper cut-off grade shell. The grade shell included the phyllicly-altered intrusives and skarn but excluded the leached zone at the top of the deposit. The grade shell was modelled in 2 parts: the Constancia zone and the San Jose zone. These domains formed the basis for the variogram and statistical analyses.

Solid Modelling

Sectional interpretations of the grade distribution and weathering profile of the deposit were created by the author in Gemcom. The sectional polylines of the grade distribution were stitched together to form the grade shell solids for both zones. The weathering profiles on section were used to define the bottom

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of the surface leached zone. The solid models were used to filter composites and create the rock type model.

Statistical Analysis

     Histograms and probability plots were produced for copper, molybdenum and silver. The histogram produced for copper is log normal with a near normal distribution and a small high-grade and low-grade tail. The probability plot for copper is linear above 0.15% copper. The molybdenum histogram is also a near normal distribution with a slight negative skew and low-grade tail. The probability plot for molybdenum is slightly rounded. The histogram for silver is near normal with a slight negative skew and long high-grade tail. The silver probability plot is linear and well formed. The histogram and probability plots demonstrate that the phyllic and skarn mineralization contained in the grade shell is composed of a single population and the domain is adequate for variogram analysis. Histograms and probability plots are included in Appendix 6.

Variogram Analysis

     Variogram analyses were performed for copper, molybdenum and silver in the grade shell. Down hole variograms had moderate nuggets (<0.25) . Correlograms were produced for copper, molybdenum and silver. The correlograms were modelled using one exponential model. The variograms modelled produced ellipsoids with reasonable ranges and a 2:1:0.75 ratio for copper. The variogram analyses produced good results and the modeled ellipsoids were used for grade model interpolation.

Block Model

     The block model limits were designed to cover the area of 100 x 100 metre grid drilling and all historic drill holes. The 10x10x5 block model size was chosen based on drill spacing. The block model limits are listed in Table 8.

     Table 8:           Block Model Parameters

Co-ordinates				Origin	Block Size	Number of Blocks
Axis Direction	Actual Orientation	Axis	Axis Nomenclature	Co-ordinates	Metres
“Easting” “Northing” “Elevation”	90[o] 0[o] Vertical	X Y Z	Column Row Level	200,500 – 202,700 8,399,000 – 8,401,000 4500 - 3800	10 10 5	220 200 140

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     Block models created include rock type, density, cut grade models for copper, molybdenum and silver. Additional models created include distance to the closest composite (true distance model) and classification model.

Interpolation

     The block model was interpolated using an inverse distance squared methodology. Interpolation of grade into a block required a minimum of 3 composites and a maximum of 18. The model was interpolated in two passes. The second pass was at double the search distance to fill “zero” blocks not filled in the first pass.

Grade Capping During Resource Estimation

     Sample grades were capped to minimize the influence of high-grade samples during grade interpolation. The capping levels were included in the interpolation profiles. Grades were capped at approximately the 99.4 to 99.6 percentile for each metal. The capping levels are as follows: copper was capped at 4.5 Cu%, molybdenum at 0.20 Mo% and silver at 65 ppm Ag. The capping levels were picked off of lognormal probability plots for copper, molybdenum and silver.

Resource Tabulation

The resource for the Constancia Property was tabulated under the current topography surface and with copper as the primary element. The resources for the Constancia Property are classified as indicated and inferred and are based on a maximum distance (true) of 70 metres from the closest sample. Indicated resources were defined using a 30 metre range in areas of close spaced drilling, the San Jose Zone does not contain indicated material. The results are listed in Table 9.

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     Table 9:           Cut Copper Grade

Cutoff		Copper	Moly[2]	Ag
Grade	Tonnes	Grade	Grade	Grade
(% Cu)	(Million)	(% Cu)	(% Mo)	Ag PPM
Indicated Resources
0.5	30.1	0.802	0.015	4.8
0.4	39.5	0.718	0.015	4.5
0.3	50.4	0.638	0.015	4.2
0.25	54.6	0.610	0.015	4.2
0.2	57.7	0.589	0.015	4.1
Inferred Resources
0.5	45.1	0.775	0.014	4.9
0.4	63.7	0.678	0.014	4.5
0.3	87.7	0.588	0.014	4.1
0.25	98.2	0.555	0.014	3.9
0.2	103.9	0.537	0.014	3.9

OTHER RELEVANT DATA AND INFORMATION

There is no “Other Relevant Data or Information” required to make this Technical Report understandable and not misleading.

INTERPRETATION AND CONCLUSIONS

     Drilling at the Constancia project during 2005/2006 has delineated a significant copper/molybdenum/silver mineral resource. The surface mapping and sampling program has shown that the potential mineralized zone at Constancia is larger then is currently defined by drilling and the resource is open for expansion to the south, west and north-east on the Constancia zone and to the north-west and south-east on the San Jose zone. The delineated zone will require infill drilling to upgrade the resource classifications and prepare for further resource estimations.

     The Constancia Project has preliminary metallurgical (bench scale) testing results with positive results. Additional metallurgical testing will be required to characterize the mineralization and assist in planning the development of the property.

     The Constancia Property is a property of merit and warrants further exploration. Continued drilling is required to expand the resource on the property. The Constancia Property has an inferred resource of 103.9 million tonnes grading 0.537% copper, 0.014% molybdenum and 3.9 ppm silver at a cutoff grade of 0.2% copper, as well as an indicated resource of 57.7 million tonnes grading 0.589% copper, 0.015% molybdenum and 4.1 ppm silver at a cutoff grade of 0.2% copper

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RECOMMENDATIONS

     Recommendations for the Constancia Project:

  Continue drilling and expand the known resource on the property
  Infill the delineated resource to upgrade resource classifications
  Improve sectional and geological interpretations for resource estimation
  Summarize and report the results of the QA/QC program on a regular basis
  Collect more samples for Specific Gravity Determinations
  Update the resource estimate following the drilling

The cost summary for the program is shown in Budget below.

Budget

Road Construction	$50,000
Camp Support and Administration	$50,000
10,000 metre Diamond Drill Program	$1,300,000
Total	US $1,400,000

     An additional phase of exploration would be contingent upon the successful results obtained from the current drill program on the property.

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REFERENCES

Antofogasta Holdings, Santiago, Chile, 2006, personal communications with personnel in Santiago, Chile.

Carbonell, J., Moody, T., Carabajal, R. 2004, Report on Exploration at the Constancia Deposit, Chumbivilcas Province, Cuzco Department. Private Rio Tinto Report. 29 pp.

Gomi, Atsushi, 2005, personal communications with Mitsui personnel with Henricksen.

Henricksen, T. 2006, Geology, Mineralization and Sampling Summary for the Constancia Property, Internal Norsemont Mining report, 23 pp.

Hunt, J.P., 1991, Porphyry Copper Deposits, Economic Geology Monograph 8, pp 192-206.

Hutchings, Timuthe Lyle, 2006, Survey Report 2006, Update Constancia Property, Chumbivilcas Province, Department of Cuzco, Peru. 7 pp plus tables.

Lytle, Murray, 2004, Technical Report of the Constancia Project, Department of Cuzco, Peru. Technical Report prepared in compliance with National Instrument 43-101 and Form 43-101F. 54 pp.

Metallica Resources, Metallica Press Release, September 2005.

Titley, S.R. and Beane, R.E., 1981, Porphyry Copper Deposits, Economic Geology 75th Anniversary Volume, pp. 214 – 269

XStrata Website, XStrata.com, 2006, Copper in the Americas.

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DATE AND SIGNATURE PAGE

I, James A. McCrea, am a Professional Geoscientist residing at 306 - 10743 139th Street, Surrey, British Columbia do state that:

  I have a B.Sc. In Geology from the University of Alberta, 1988.

  I have been working as a geologist continuously since graduation, for the past 18 years.

  I am a Registered Professional Geoscientist (P.Geo.), Practising, with the Association of Professional Engineers and Geoscientists of British Columbia. (Licence # 21450)

  I am a “qualified person” for the purposes of NI 43-101.

  I visited the Constancia Property on April 22 and 23, 2006.

  I am responsible for all sections of the report titled Technical Report on The Constancia Copper Molybdenum Porphyry Property

  I am not aware of any material fact or material change related to this report that is not reflected in the technical report.

  I am an independent consultant with no promised or implied affiliation with Norsemont Mining Inc. subject to the tests set out in section 1.5 of NI 43-101.

  I have had no prior involvement with the Constancia Property before I visited the property in April of 2006.

  I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

November 8, 2006

APPENDIX 1

HISTOGRAMS AND PROBABILITY PLOTS FOR THE CONSTANCIA NORTE DEPOSIT

APPENDIX 2

SUMMARY OF DRILL HOLE INTERCEPTS FOR THE CONSTANCIA NORTE DEPOSIT

APPENDIX 3

QA/QC REPORT FOR THE 2004 AND 2005 DRILL PROGRAMS